FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

4 March 2026

Notification of Transaction by Person Discharging Managerial Responsibilities

On 3 March 2026, Surendra Rosha sold 308,400 ordinary shares of US$0.50 each (the "Shares") in HSBC Holdings plc. The Shares were sold in Hong Kong from his nominee account held jointly with his spouse, Batul Surendranath Rosha, at HK$139.974 per Share.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			Surendra Rosha
2 - Reason for the notification
Position/status Initial notification/amendment			Co-Chief Executive, Asia and Middle East Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity Legal Entity Identifier code			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-03	Ordinary shares of US$0.50 each	GB0005405286	Hong Kong Stock Exchange		HKD - Hong Kong Dollar
Nature of Transaction: Disposal			Price	Volume	Total
			HK$139.97	308,400	HK$43,167,981.60
		Aggregated	HK$139.974	308,400	HK$43,167,981.60

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 04 March 2026